 Exhibit (a)(5)(A)
TWIN RIVER WORLDWIDE HOLDINGS, INC. COMMENCES
MODIFIED DUTCH AUCTION TENDER OFFER TO PURCHASE
UP TO $75 MILLION OF ITS OUTSTANDING COMMON STOCK
Lincoln, Rhode Island (June 25, 2019) — Twin River Worldwide Holdings, Inc. (NYSE: TRWH) (“Twin River”) today announced that it has commenced a modified “Dutch auction” tender offer to purchase shares of its common stock for cash at a price per share of not less than $29.50 nor greater than $33.00 in increments of  $0.25 for a maximum aggregate purchase price of no more than $75 million. The tender offer, which will be funded with cash on hand, begins today and will expire at 5:00 p.m., New York City time, on July 24, 2019, unless extended or earlier terminated by Twin River.
When the tender offer expires, Twin River will determine the lowest price per share within the range specified above that will enable it to purchase the maximum number of shares of its common stock having an aggregate purchase price not exceeding $75 million. All shares accepted in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer. If the tender offer is fully subscribed, then shares of common stock representing between approximately 5.5% to 6.2% of Twin River’s issued and outstanding shares will be purchased, depending on the purchase price payable in the tender offer.
Standard RI Ltd. (“Standard General”), which beneficially owns 31.8% of the outstanding shares of Twin River’s common stock, has informed the Company that it has not determined as of the date of the offer whether or not to tender any of its shares. However, to provide greater transparency and provide other shareholders greater influence in determining the ultimate purchase price (if Standard General elects to participate), Standard General has informed Twin River that it will notify Twin River whether or not Standard General intends to tender shares into the offer no later than six business days prior to the expiration time of the offer and, if it elects to participate in the offer, to tender such shares into the offer without specifying a price within the per share price range.
Twin River’s board of directors has authorized the tender offer, but none of the board of directors, Twin River, the dealer manager, the information agent or the depositary or any of their affiliates has made, and they are not making, any recommendation to shareholders as to whether shareholders should tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Twin River has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the offer to purchase and in the letter of transmittal, including the purpose and effects of the tender offer. Shareholders are urged to discuss their decision with their own tax, financial and legal advisors.
Moelis & Company LLC is acting as the sole dealer manager for the tender offer. MacKenzie Partners, Inc. is serving as the information agent and American Stock Transfer & Trust Company, LLC is acting as the depositary. The offer to purchase, the related letter of transmittal and the other tender offer materials will be mailed to Twin River shareholders shortly after commencement of the tender offer. Shareholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. Requests for documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or tenderoffer@mackenziepartners.com. Questions regarding the tender offer may be directed to Moelis & Company LLC at (800) 346-8848 (toll free).
This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offer is only being made pursuant to the terms of the Offer to Purchase.

About Twin River Worldwide Holdings, Inc.
Twin River Worldwide Holdings, Inc. owns and manages four casinos, two casinos in Rhode Island, one in Mississippi, and one in Delaware, as well as a Colorado horse race track that has 13 authorized OTB licenses. Properties include Twin River Casino Hotel (Lincoln, RI), Tiverton Casino Hotel (Tiverton, RI), Hard Rock Hotel & Casino (Biloxi, MS), Dover Downs Hotel & Casino (Dover, DE) and Arapahoe Park racetrack (Aurora, CO). Its casinos range in size from 1,000 slots and 32 table games facilities to properties with over 4,100 slots, approximately 125 table games, and 48 stadium gaming positions, along with hotel and resort amenities. Its shares are traded on the New York Stock Exchange under the ticker symbol “TRWH.”
Investor Contact
Stephen H. Capp
Executive Vice President and Chief Financial Officer
401-475-8474
InvestorRelations@twinriver.com
Media Contact
Patti Doyle
401-374-2553
patti.doyle@gmail.com